FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 17, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
17 December 2021
Transaction in Own Shares

NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 December 2021	455,354	220.20	218.80	219.6897	LSE
17 December 2021	0	0.00	0.00	0.0000	CHIX
17 December 2021	0	0.00	0.00	0.0000	BATE

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 30 July 2021, as announced on 2 August 2021.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 186,794,885 Ordinary Shares in treasury and have 11,286,544,744 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
17 December 2021	14:48:36	BST	7065	219.40	LSE	1976961
17 December 2021	14:51:50	BST	5946	219.70	LSE	1,985,222
17 December 2021	14:51:50	BST	2307	219.70	LSE	1,985,220
17 December 2021	14:53:13	BST	8363	219.80	LSE	1,989,822
17 December 2021	14:53:45	BST	7634	219.80	LSE	1,990,779
17 December 2021	14:54:10	BST	7694	219.70	LSE	1,991,698
17 December 2021	14:55:03	BST	7036	219.60	LSE	1,993,733
17 December 2021	14:55:05	BST	1000	219.50	LSE	1,993,925
17 December 2021	14:55:07	BST	1000	219.50	LSE	1,993,991
17 December 2021	14:55:07	BST	4637	219.50	LSE	1,993,993
17 December 2021	14:55:07	BST	100	219.50	LSE	1,993,986
17 December 2021	14:55:07	BST	200	219.50	LSE	1,993,981
17 December 2021	14:55:07	BST	1000	219.50	LSE	1,993,979
17 December 2021	14:57:34	BST	6955	219.80	LSE	1,998,599
17 December 2021	14:57:34	BST	5317	219.80	LSE	1,998,597
17 December 2021	14:57:34	BST	1773	219.80	LSE	1,998,595
17 December 2021	15:01:27	BST	2193	220.20	LSE	2,008,425
17 December 2021	15:01:27	BST	5768	220.20	LSE	2,008,423
17 December 2021	15:03:07	BST	7016	220.20	LSE	2,011,343
17 December 2021	15:03:21	BST	8176	220.10	LSE	2,011,836
17 December 2021	15:04:12	BST	8101	220.10	LSE	2,013,798
17 December 2021	15:04:17	BST	7586	220.00	LSE	2,013,999
17 December 2021	15:04:17	BST	31	220.00	LSE	2,013,997
17 December 2021	15:06:53	BST	8237	219.70	LSE	2,018,882
17 December 2021	15:11:52	BST	1079	219.10	LSE	2,028,131
17 December 2021	15:11:52	BST	5854	219.10	LSE	2,028,133
17 December 2021	15:15:56	BST	6949	218.90	LSE	2,035,788
17 December 2021	15:16:19	BST	870	218.80	LSE	2,037,001
17 December 2021	15:16:55	BST	6178	218.80	LSE	2,038,164
17 December 2021	15:19:26	BST	1974	218.90	LSE	2,043,114
17 December 2021	15:19:26	BST	5313	218.90	LSE	2,043,112
17 December 2021	15:19:26	BST	7467	218.90	LSE	2,043,107
17 December 2021	15:22:38	BST	1015	219.00	LSE	2,048,801
17 December 2021	15:22:38	BST	6632	219.00	LSE	2,048,799
17 December 2021	15:24:01	BST	8206	218.90	LSE	2,051,303
17 December 2021	15:25:20	BST	1000	219.00	LSE	2,055,207
17 December 2021	15:25:20	BST	4330	219.00	LSE	2,055,212
17 December 2021	15:25:20	BST	3000	219.00	LSE	2,055,210
17 December 2021	15:29:40	BST	4734	219.40	LSE	2,063,335
17 December 2021	15:29:40	BST	2673	219.40	LSE	2,063,333
17 December 2021	15:30:14	BST	7814	219.30	LSE	2,064,723
17 December 2021	15:35:35	BST	7866	219.50	LSE	2,075,864
17 December 2021	15:36:24	BST	3284	219.40	LSE	2,077,203
17 December 2021	15:36:24	BST	3734	219.40	LSE	2,077,201
17 December 2021	15:38:22	BST	7851	219.60	LSE	2,080,950
17 December 2021	15:39:27	BST	7467	219.50	LSE	2,083,332
17 December 2021	15:42:50	BST	7918	219.40	LSE	2,090,086
17 December 2021	15:46:06	BST	7457	219.40	LSE	2,096,842
17 December 2021	15:50:10	BST	8587	219.70	LSE	2,104,228
17 December 2021	15:50:10	BST	2982	219.70	LSE	2,104,225
17 December 2021	15:50:10	BST	5020	219.70	LSE	2,104,223
17 December 2021	15:55:02	BST	6162	219.90	LSE	2,113,981
17 December 2021	15:55:02	BST	1508	219.90	LSE	2,113,979
17 December 2021	15:56:10	BST	852	219.80	LSE	2,116,230
17 December 2021	15:56:20	BST	9138	219.80	LSE	2,116,494
17 December 2021	15:59:32	BST	7989	219.70	LSE	2,122,460
17 December 2021	16:01:54	BST	7866	219.50	LSE	2,128,293
17 December 2021	16:10:59	BST	7343	219.80	LSE	2,143,671
17 December 2021	16:12:19	BST	8109	219.90	LSE	2,146,992
17 December 2021	16:14:19	BST	7456	220.00	LSE	2,151,415
17 December 2021	16:17:09	BST	8245	220.20	LSE	2,157,319
17 December 2021	16:17:13	BST	7781	220.10	LSE	2,157,471
17 December 2021	16:17:13	BST	2243	220.10	LSE	2,157,469
17 December 2021	16:17:20	BST	6646	220.00	LSE	2,157,893
17 December 2021	16:17:20	BST	1079	220.00	LSE	2,157,895
17 December 2021	16:20:03	BST	6766	220.00	LSE	2,163,732
17 December 2021	16:20:30	BST	5853	220.00	LSE	2,165,038
17 December 2021	16:20:30	BST	2385	220.00	LSE	2,165,036
17 December 2021	16:21:29	BST	384	220.00	LSE	2,166,758
17 December 2021	16:22:39	BST	3605	220.00	LSE	2,169,021
17 December 2021	16:22:39	BST	7869	220.00	LSE	2,169,019
17 December 2021	16:23:32	BST	8329	220.00	LSE	2,170,841
17 December 2021	16:23:32	BST	3812	220.00	LSE	2,170,839
17 December 2021	16:25:29	BST	7650	219.90	LSE	2,175,561
17 December 2021	16:26:09	BST	7625	219.70	LSE	2,177,069
17 December 2021	16:27:08	BST	2887	219.80	LSE	2,179,817
17 December 2021	16:27:08	BST	1410	219.80	LSE	2,179,819
17 December 2021	16:27:23	BST	3990	219.80	LSE	2,180,342
17 December 2021	16:27:23	BST	704	219.80	LSE	2,180,340
17 December 2021	16:27:23	BST	1000	219.80	LSE	2,180,338
17 December 2021	16:27:23	BST	1410	219.80	LSE	2,180,336
17 December 2021	16:27:24	BST	3004	219.80	LSE	2,180,357
17 December 2021	16:27:37	BST	1500	219.90	LSE	2,181,515
17 December 2021	16:27:37	BST	1000	219.90	LSE	2,181,513
17 December 2021	16:27:37	BST	1410	219.90	LSE	2,181,511
17 December 2021	16:27:37	BST	1028	219.90	LSE	2,181,509
17 December 2021	16:27:37	BST	1196	219.90	LSE	2,181,501
17 December 2021	16:27:37	BST	2702	219.90	LSE	2,181,497
17 December 2021	16:27:37	BST	119	219.90	LSE	2,181,499
17 December 2021	16:27:37	BST	2146	219.90	LSE	2,181,505
17 December 2021	16:27:37	BST	1500	219.90	LSE	2,181,503
17 December 2021	16:27:37	BST	3472	219.90	LSE	2,181,507
17 December 2021	16:27:37	BST	2766	219.90	LSE	2,181,495
17 December 2021	16:27:37	BST	2810	219.90	LSE	2,181,493
17 December 2021	16:28:52	BST	8351	220.10	LSE	2,184,715
17 December 2021	16:29:10	BST	2353	220.00	LSE	2,185,527
17 December 2021	16:29:10	BST	4916	220.00	LSE	2,185,524
17 December 2021	16:29:52	BST	7184	219.90	LSE	2,191,835
17 December 2021	16:29:55	BST	3483	219.70	LSE	2,192,567
17 December 2021	16:29:55	BST	229	219.70	LSE	2,192,563
17 December 2021	16:29:55	BST	3700	219.70	LSE	2,192,545

Date: 17 December 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary